UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2016

FMC Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-16489	36-4412642
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5875 N. Sam Houston Parkway W., Houston, TX		77086
(Address of Principal Executive Offices)		(Zip Code)

(281) 591-4000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On June 27, 2016, FMC Technologies, Inc. (the “Company”) and Technip S.A. (“Technip”) issued a joint news release announcing that the pending merger transaction between the companies has received an early decision from the United States antitrust regulators under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), concluding antitrust review of the transaction in the United States under the HSR Act. A copy of such joint news release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Conclusion of antitrust review in the United States under the HSR Act satisfies one of the closing conditions of the pending merger transaction, which remains subject to other closing conditions, including approval of shareholders of Technip and the Company, the conclusion of antitrust review in other countries, other regulatory approvals and consents, as well as other customary closing conditions.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	News release jointly issued by FMC Technologies, Inc. and Technip S.A. on June 27, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FMC TECHNOLOGIES, INC.

Dated: June 27, 2016	By:	/s/ Dianne B. Ralston
	Name:	Dianne B. Ralston
	Title	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	News release jointly issued by FMC Technologies, Inc. and Technip S.A. on June 27, 2016